Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

AEXLAB Inc.
44 W Flagler St., Suite 600
Miami, FL 33130
https://aexlab.com

Up to $1,400,000.00 in Class A Common Stock at $20.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: AEXLAB Inc.
Address: 44 W Flagler St., Suite 600, Miami, FL 33130
State of Incorporation: DE
Date Incorporated: January 15, 2021

Terms:

Equity

Offering Minimum: $10,000.00 | 500 shares of Class A Common Stock
Offering Maximum: $1,400,000.00 | 70,000 shares of Class A Common Stock
Type of Security Offered: Class A Common Stock
Purchase Price of Security Offered: $20.00
Minimum Investment Amount (per investor): $100.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investor Perks*

Time-Based:

Tero (Earth) - The foundation of everything

Invest within the first week and receive 10% bonus shares of Class A Common Stock (Non-Voting).

Luno (Moon) - Life wouldn't be the same without it

Invest within first two weeks and receive 5% bonus shares of Class A Common Stock (Non-Voting).

Amount-Based:

$100+

I - Pretere (Beyond)

Key to test the game.

$500+

II - Protector (Emerald)

Invitation to private investor community.

$2,500+

III - Futurist (Sapphire)

Above perks + Video call with founder.

$5,000+

IV - Legend (Onyx)

Above perks + Invitation to AEXLAB studio in Miami, FL. Travel and accommodation not included.

$10,000+

V - Offworld (Diamond)

Above perks + Invitation to VAIL launch party + 5% bonus shares of Class A Common Stock (Non-Voting).

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

AEXLAB will offer 10% additional bonus shares of Class A Common Stock (Non-Voting) for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares of Class A Common Stock (Non-Voting) which they purchase in this offering. For example, if you buy 100 shares of common shares at $20.00 / share, you will receive 110 shares, meaning you'll own 110 shares for $2,000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

AEXLAB Inc. ("AEXLAB", "we", "us", "our", or the "Company") is a virtual reality ("VR") studio developing VR and augmented reality ("AR") technologies, including VR games and social experiences.

At AEXLAB, our mission is to apply our technologies to further virtual reality as a first-class social experience.

Our Principal Product - VAIL VR

AEXLAB is pre-revenue and our primary focus at the time of this Form C Offering Memorandum (the "**Offering Memorandum**") is completing development and commercializing our flagship product, "VAIL VR", which is an online, multiplayer, VR tactical shooter and social experience set in a dismal near-future world. VAIL VR is fully functional but still under development in the 'alpha phase' as we continue to build out levels and certain other features and functionality for the game. See "Current Stage and Roadmap" for more information.

Business Model

In the long term, AEXLAB will generate revenue through game sales, in-game purchases, IP licensing, and media sales. In the near term, VAIL VR will be available on Steam upon its release for purchase and download to any PC or VR compatible headset.

Competitors and Industry

Industry Overview

AEXLAB is in the VR software development industry and specializes in VR video games and technology.

The video game industry is expected to grow from approximately $125 billion in revenues globally in 2018, to approximately $300 billion globally by 2025, fueled by an anticipated 2.5 billion gamers worldwide. It has been estimated that gamers spend in excess of seven hours per week gaming, which continues to grow, with gamers between the ages of 26 and 35 spending 8.2 hours per week gaming, and gamers over 60 spending about 5.6 hours per week gaming.

Generally, video game hardware platforms are divided into (i) mobile gaming on smartphones, (ii) PC/laptop gaming and (iii) gaming consoles. According to a 2020 Global Games Market Report published by NewZoo, the number of gamers worldwide is still on the rise and will exceed three billion by 2023. The global games market will generate revenues of $159.3 billion in 2020, a +9.3% year-on-year increase. The report also states that gaming is becoming the new social media and that next-generation consoles are paving the way for new business models.

VR gaming is still in its relative infancy but is expected to grow substantially in popularity as hardware continues to improve at a quickening pace and becomes more affordable. Additionally, VR content is still in the very early stages of development, which could provide an opportunity for content creators, including VR game developers, in the coming years.

Target Market

Our target market consists of VR users and spectators of VR esports. According to a report published by Statista titled, "Augmented and virtual reality headset shipments worldwide from 2020 to 2025", sales of augmented and virtual reality headsets are expected to reach 5.5 million units. Forecasts project massive growth in both AR and VR headset sales in the coming years, with both technologies combined expected to sell over 26 million units per year by 2023.

Competition

The video game industry is extremely dense globally with competitors ranging from small independent developers with limited resources to very large companies with significant financial, technical, and marketing resources.

AEXLAB's VR game, VAIL VR, will compete directly with major gaming developers and publishers such as Valve Corporation, Activision/Blizzard, and Ubisoft, which are the companies behind franchises such as Counter-Strike, Call of Duty, and Rainbow Six Siege, respectively.

We believe AEXLAB is uniquely able to penetrate the gaming market because it is on the frontlines of development for the first-person shooter multiplayer genre in VR. AEXLAB is an early mover in an industry that is attracting attention and investment from storied brands and titans such as Facebook, Microsoft, Hewlett Packard, and more.

We believe that we have a critical early-mover advantage with a commercially viable product and a highly engaged team of programmers and developers that have been working directly with the founders of the Company from the beginning, and who are fully committed to our Company’s success.

Additionally, our team has a deep collective knowledge of VR, which has taken significant time to develop. We believe a key barrier to entering the VR market is talent and depth-of-knowledge of this nascent and quickly evolving industry. At AEXLAB, we believe we have cultivated both the know-how and talent needed to excel in this emerging sector of the video game industry.

Current Stage and Roadmap

Current Stage

AEXLAB is currently in the alpha development phase of our first product, VAIL VR – meaning, that we are testing the core framework for stability while adding cosmetic items and improving gameplay issues before the official release. We are also developing our "player telemetry system" during this development phase. A "telemetry system" is an algorithm that allows us to extract data from the VR player to affect gameplay and experience. The data produced by the telemetry system will be used to drive prioritization and allocation of development resources as we continue to develop, improve, and maintain VAIL VR.

Future Roadmap

The next phase of development will be driven by large-scale testing and player feedback. If we have the necessary funds, our goals can be broken down into four phases for the development of VAIL VR:

Phase I:

Scale Up Development: Hire additional staff, engage a PR/marketing firm to help us promote VAIL VR.

Selective Press Outreach for "First-Play": Giving access to our game to certain gaming websites, YouTubers, social media influencers, and others in an effort to generate positive PR for our release of VAIL VR.

Implement Player Telemetry System: As explained above, our telemetry system allows us to extract data from players of our game. The anonymous telemetry data will be used to drive development efforts at every stage by extracting key data metrics we can use to improve the gaming experience.

Phase II:

Large Scale Closed Testing: We will begin phasing in players by the thousands to test simultaneously to ensure everything runs smoothly and is scaled appropriately.

Invitations to Test for Professional Players, Personalities and Media

Formal Marketing of Forthcoming Large Public Test (Public Test will be behind an 'engagement-wall' where players must first watch, engage and participate before gaining access to actually play the game.)

Further Development of Esportscaster and Commentators System: A good system for esportscasters and commentators is valuable for tournaments and mainstream engagement and will help the marketing mission.

Phase III:

Continuous Data-Driven Marketing and Analytics for Player Retention (Intended to be driven by our player telemetry system)

Large Scale Balancing of Game

Player Investment Design: Progression and Advancement Systems

Phase IV:

Planning and Preparation for Large Scale Launch

Focus on Development of Social Experience and VAIL VR's Social Spaces (furnishings, armories, homes, in-game purchases, and more).

The Team

Officers and Directors

Name: Jonathan Ovadia

Jonathan Ovadia's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-founder and CEO
  Dates of Service: January 15, 2021 - Present
  Responsibilities: Business, finance, partnerships, community, marketing, public relations, capital raising, etc. Jonathan currently receives a salary of $80,000 for his role with the Company.

Other business experience in the past three years:

- **Employer:** Royal Palm Companies
  Title: Development Associate
  Dates of Service: August 01, 2019 - January 01, 2021
  Responsibilities: Provided support to Principal of firm in managing real estate development through all steps.

Name: Albert Ovadia

Albert Ovadia's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-founder and CTO
  Dates of Service: January 15, 2021 - Present
  Responsibilities: Developing the Company's strategy for using technological resources. Ensuring technologies are used efficiently, profitably and securely. Evaluating and implementing new systems and infrastructure. Albert currently receives a salary of $80,000 for his role with the Company.

Name: Elizabeth Ann Clark

Elizabeth Ann Clark's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-founder and Chief Creative Officer
  Dates of Service: January 01, 2021 - Present
  Responsibilities: Responsible for making design decisions and setting the overall artistic direction of the company. Elizabeth currently receives a salary of $80,000 for her role with the Company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any shares of Class A Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Class A Common Stock in the amount of up to $1,100,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock.

Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties
We have substantially developed, but have not yet launched, VAIL VR, our first VR game. While we believe the game is substantially complete and functionally ready for launch, we are continuing development to refine and add-to the game. Delays or cost overruns in the development of VAIL VR and the failure of the game to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles. Such events could delay our plan of operations, or force us to release VAIL VR without our desired improvements, which ultimately could adversely affect our operating performance and results of operations, once the game is launched.

Minority Holder; Securities with No Voting Rights
The Class A Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Class A Common Stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We are competing against other recreational activities
Although we are a unique company that caters to a select market (VR Gaming), we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our success is dependent on our management's ability to manage all aspects of our business effectively. Because we are relying on our small management team, we lack certain business development resources that may hurt our ability to grow our business. Any loss of key members of our executive team could have a negative impact on our ability to manage and grow our business effectively. We do not maintain a key person life insurance policy on any of the members of our management team. As a result, we would have no way to cover the financial loss if we were to lose

the services of our directors or officers. Additionally, our management team is young, and therefore has limited experience compared to other video game companies that have seasoned management teams with years of experience running video game companies. This could present challenges that other Companies do not face, which may harm the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including technology, accounting, legal work, public relations, advertising, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses, which could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As a technology-based business, we may be vulnerable to hackers who may access our data. In the video game industry, a common occurrence is "ransomware" attacks, where a hacker steals all of our data, technology development, and code, and demands payment in order to restore the stolen data. Such an occurrence could be very expensive to remedy, and could significantly impair our operating results. Further, any significant disruption in service on the intended distributors for our game (such as STEAM) or its computer systems could reduce the could harm our reputation and materially negatively impact our financial condition and business.

We have a limited operating history upon which you can evaluate our performance, and have not yet generated revenues or profits. Accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company was organized under the laws of the State of Delaware on January 15, 2021 and we have not yet generated revenue or profits. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a business, operation in a competitive industry, and most importantly, the successful launch of the VR game, "VAIL VR" we have substantially developed. We anticipate that our operating expenses will increase in the near future, and we cannot assure you that we will generate revenue or become profitable in the near future. You should consider our business, operations and prospects in light of the risks, expenses and challenges faced as new company.

We anticipate initially sustaining operating losses
We anticipate that we will initially sustain operating losses. Our ability to generate revenue and become profitable depends on the Company fully developing and launching its first game, VAIL VR, which will then allow the Company to generate revenues on this game. We cannot assure you that we will be successful fully developing the game, or that, once fully-developed, it will generate any revenues.

Unanticipated problems and expenses are often encountered in offering new products, which may impact whether the Company is successful. Furthermore, we may encounter substantial delays and unexpected expenses related to development, technological changes, or other unforeseen difficulties. We cannot assure you that we will ever become profitable. If the Company sustains losses over an extended period of time, it may be unable to continue in business.

We are and may continue to be significantly impacted by the worldwide economic downturn due to the COVID-19 pandemic.

In December 2019, a novel strain of coronavirus, or COVID-19, was reported to have surfaced in Wuhan, China. COVID-19 has spread to many countries, including the United States, and was declared to be a pandemic by the World Health Organization. Efforts to contain the spread of COVID-19 have intensified and the U.S., Europe and Asia have implemented severe travel restrictions and social distancing. The impacts of the outbreak are unknown and rapidly evolving. A widespread health crisis has adversely affected and could continue to affect the global economy, resulting in an economic downturn that could negatively impact the operations of the Company, which could negatively impact your investment in the Company. The continued spread of COVID-19 has also led to severe disruption and volatility in the global capital markets, which could increase our cost of capital and adversely affect our ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect our business, results of operations or financial condition. The extent to which COVID-19 affects our financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and our business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Our Company does not currently hold any patents, trademarks, or copyrights on its products, services or technology.

As of the date of this Offering Memorandum, the Company has not applied for any patents, trademarks, copyrights, or other intellectual property rights with respect to its products and technology. Even if we were to secure such intellectual property protection we may not be able to enforce such claims or if we do enforcement may be a significant cost. Further, there is no guarantee that the Company will ever be issued patents, trademarks, copyrights, or other intellectual property on its products or technology, if and when it applies for such protections. If we are unable to secure protection for our intellectual property, other companies with greater resources may copy our technology and/or products, or improve upon them, putting us at a disadvantage to our competitors.

If we cannot keep pace with rapid technological developments, our business could suffer.

The industry we operate in is subject to rapid change. The occurrence of rapid, significant, and disruptive technological changes may result in new and innovative games or technology which could place us at a competitive disadvantage and reduce the use and demand of our products. If we are unable to adapt to such changing circumstances, demand for our games could decline, causing our results of operations to suffer.

The shares of Class A Common Stock being sold in this Offering are non-voting.
Investors will be holders of Class A Common Stock. These shares are non-voting. Therefore, investors in this Offering will have a limited ability to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, approving a stock option plan, and any merger, consolidation, sale of all or substantially all of our assets, or other major action requiring stockholder approval.

As we face intense competition in the video game industry, we will have to compete with our competitors for financing and for qualified managerial and technical employees.
The video game industry is intensely competitive in all of its phases. Competition includes large established video game development companies with substantial capabilities and with greater financial and technical resources than we have. As a result of this competition, we may be unable to acquire additional attractive video game properties or financing on terms we consider acceptable. We also compete with other video game companies in the recruitment and retention of qualified managerial and technical employees. If we are unable to successfully compete for financing or for qualified employees, our exploration programs may be slowed down or suspended.

Our Independent Accountant's Review Report on our Financial Statements includes a "going concern" opinion.
The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from this Offering, and additional debt and/or equity financing as determined to be necessary. There are no assurances that we will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

Our products are subject to the threat of piracy and unauthorized copying, and inadequate intellectual property laws and other protections could prevent us from enforcing or defending our proprietary technologies.
We regard our software as proprietary and, while we have not yet sought registration to formally protect our intellectual property, we expect we will rely on a variety of methods, including a combination of copyright, patent, trademark and trade secret

laws and employee and third-party nondisclosure agreements, to protect our proprietary rights. The process of registering and protecting these rights in various jurisdictions will be expensive and time-consuming. Further, unauthorized copying is common in the video game industry, and if unauthorized copying of our software products were to occur, it could negatively impact our business. Policing unauthorized sale, distribution and use of our products is difficult, expensive, and time-consuming, and software piracy (including online piracy) is a persistent problem in the video game industry. Further, the laws of some countries in which our products may be distributed either do not protect our products and intellectual property rights to the same extent as the laws of the United States, or are poorly enforced. Legal protection of our rights may be ineffective in such countries. In addition, though we take steps to make the unauthorized sale, distribution and use of our products more difficult and to otherwise enforce and police our rights, as do the manufacturers of consoles and the operators of other platforms on which many of our games are played, our efforts and the efforts of the console manufacturers and platform operators may not be successful in controlling the piracy of our products in all instances. We also cannot be certain that existing intellectual property laws will provide adequate protection for our products in connection with emerging technologies. All of these factors could negatively impact our business.

The Company's success is dependent on one primary product, which it has not yet released.
The Company's primary product is VAIL VR, a virtual-reality video game. Although the Company may develop other products, games, or revenue generating business activities in the future, the Company's survival in the near term depends upon being able to monetize VAIL VR and obtain a sufficient user base to make a profit. If we fail to successfully launch and make sufficient sales of VAIL VR (which is currently functional enough to be launched), the Company will likely fail, and you may lose your entire investment. Further, the video game industry is intensely competitive, and is dominated by several large corporations with significantly greater resources than the Company. In order to continue to survive in this industry, the Company will need to continue to innovate - either by improving VAIL VR, or creating new games, products, or technology that will lead to revenues for the Company. Creating new products and technology is risky and difficult, and there is no guarantee the Company will be able to do so successfully. The failure of the Company to continue to innovate could harm the value of your investment.

The Company's Board of Directors may require stockholders to participate in certain future events, including our sale or the sale of a significant amount of our assets.
Our stockholders will be subject to a drag-along provision related to the sale of the Company. If the Board of Directors receives and accepts a bona fide written offer to engage in a sale of the Company, or agrees to a liquidation or winding down of the Company, in one transaction or a series of related transactions, stockholders will be required to sell their shares at the Drag-Along Price or otherwise participate in the Drag-Along Transaction even if they don't want to sell their shares at that price or participate in the Drag-Along Transaction. (For definitions of these terms, see our Bylaws.) Specifically, investors will be forced to sell their stock in that transaction

regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jonathan Ovadia	500,000	Class B Common Stock	25.0
Albert Ovadia	500,000	Class B Common Stock	25.0
Elizabeth Ann Clark	500,000	Class B Common Stock	25.0
Nicole Ovadia	500,000	Class B Common Stock	25.0

The Company's Securities

The Company has authorized Class B Common Stock, Preferred Stock, Class A Common Stock , and Equity Incentive Plan. As part of the Regulation Crowdfunding raise, the Company will be offering up to 70,000 of Class A Common Stock .

Class B Common Stock

The amount of security authorized is 2,000,000 with a total of 2,000,000 outstanding.

Voting Rights

Voting rights: One vote per share

Material Rights

Pursuant to the Company's Bylaws, the holders of the shares of Class B Common Stock are subject to a "Drag-Along" provision related to a transaction or series of related transactions in which a person, or a group of related persons, acquires shares representing more than 50% of our outstanding voting power, or to a deemed liquidation event, such as the sale of the Company; the sale, lease or transfer of substantially all of the Company's assets; or the dissolution or liquidation of the Company. If you do not approve the transaction (or series of transactions), but the holders of the majority of the outstanding shares of the Company's capital stock vote in favor of the transaction (or series of transactions) and the transaction (or series of transactions) is approved by the Board of Directors, you will still be required to participate in the transaction (or series of transactions) Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

** Please refer to the Company's Bylaws attached as Exhibit F for other material rights.*

Preferred Stock

The amount of security authorized is 1,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

If and when the board determines that it will designate preferred stock, the rights of those shares would be determined by a Certificate of Designations.

Pursuant to the Company's Bylaws, the holders of the shares of Preferred Stock are subject to a "Drag-Along" provision related to a transaction or series of related transactions in which a person, or a group of related persons, acquires shares representing more than 50% of our outstanding voting power, or to a deemed liquidation event, such as the sale of the Company; the sale, lease or transfer of substantially all of the Company's assets; or the dissolution or liquidation of the Company. If you do not approve the transaction (or series of transactions), but the holders of the majority of the outstanding shares of the Company's capital stock vote in favor of the transaction (or series of transactions) and the transaction (or series of transactions) is approved by the Board of Directors, you will still be required to participate in the transaction (or series of transactions) Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

** Please refer to the Company's Bylaws attached as Exhibit F for other material rights.*

Class A Common Stock

The amount of security authorized is 5,000,000 with a total of 550,449 outstanding.

Voting Rights

There are no voting rights associated with Class A Common Stock .

Material Rights

Pursuant to the Company's Bylaws, the holders of the shares of Class A Common Stock are subject to a "Drag-Along" provision related to a transaction or series of related transactions in which a person, or a group of related persons, acquires shares representing more than 50% of our outstanding voting power, or to a deemed liquidation event, such as the sale of the Company; the sale, lease or transfer of substantially all of the Company's assets; or the dissolution or liquidation of the Company. If you do not approve the transaction (or series of transactions), but the holders of the majority of the outstanding shares of the Company's capital stock vote in favor of the transaction (or series of transactions) and the transaction (or series of transactions) is approved by the Board of Directors, you will still be required to participate in the transaction (or series of transactions) Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

** Please refer to the Company's Bylaws attached as Exhibit F for other material rights.*

Equity Incentive Plan

The amount of securities outstanding is 364,129.

Material Rights

The Company has adopted an Equity Incentive Plan, under which it has allocated an additional 135,871 shares of Class A Common Stock of the Company to be issued as equity compensation.

What it means to be a minority holder

As a minority holder of Class A Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $1,041,258.00
  Number of Securities Sold: 186,320
  Use of proceeds: Operations, personnel payroll, and VR software development costs
  Date: June 02, 2021
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The Company is newly formed and has not yet started generating revenues. To date, the Company has been bootstrapped by founder funding and the proceeds from its initial REG CF raise. As such, we are reliant on the proceeds of this offering to operate our business.

If we raise the maximum offering amount of $1,100,000.00, we believe we could operate for 12 months without revenue generation, provided, however, that we may need to raise additional capital depending on market conditions and the costs of commercializing our principal product, VAIL VR.

If we raise less than the maximum offering amount, our runway would be reduced commensurately with the amount we raise. For example, if we raise only half of the maximum offering amount, we estimate we would be able to operate for six months before needing to raise additional capital, or beginning to generate revenues.

If the Company runs out of capital, the Company believes it could release VAIL, and begin generating revenues - but believes that the more capital it can put into further development of the game before its release, the more successful VAIL will be upon release.

Foreseeable major expenses based on projections:

The Company's primary expense is software development, which consists almost entirely of payroll expenses.

Among other personnel, the Company currently pays its three executive officers, respectively, an annual salary of $80,000, and the Company expects payroll and service provider costs to significantly increase during the next twelve months.

Future operational challenges:

The successful launch of our game, VAIL VR is the immediate challenge we face as a Company. In order for our game to be successful, we need to create a polished final product that is effectively marketed so that our game stands out from the competition.

We have a complete customer acquisition / go-to-market strategy, which includes, but is not limited to, the following:

- Esports and Teams Outreach (Build a rapport and continue to grow roots within the community of leagues, team owners and professional players)

- Live streams of competitive VAIL VR gameplay during Alpha and Beta Development Phases

- Limited alpha / beta releases (Email signups -> streamers -> staggered distribution of keys via Twitch drops)

- Special limited edition in-game items for testers

- Opt-in beta model for the rollout of ranked play within the game

- Ranked seasons with exclusive rewards and resets to increase user engagement

- Esports tournaments to help foster a community of gamers and grow the game's recognition.

Future challenges related to capital resources:

Software Development is expensive, and we estimate that it will be our biggest expense in the near future as we finalize the development of VAIL VR.

We also will incur marketing, advertising, and other PR-related expenses while we endeavor to create a successful launch of our first game, VAIL VR.

Future milestones and events:

The next biggest milestone for the Company is launching VAIL VR.

The launch of VAIL VR will be the start of the Company's opportunity to start generating revenues, which we believe will lead to more revenue-generating opportunities and allow us to start generating profits.

For a description of our plan of operations for the next year and specific milestones we plan to reach, please see "The Company and Its Business - Current Stage and Roadmap".

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company currently has $344,297.91 on hand. There are no existing lines of credit or shareholder loans.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The proceeds from this raise are critical to the Company's operations and, aside from limited potential for contributions from the Company's management, constitute the only source of capital for the Company as of the date of this Memorandum, given that the Company is pre-revenue at this time.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Without funds from this offering, the Company will not be able to implement its planned operations without seeking additional capital from other sources.

The Company does have existing cash on hand (see above), however, the proceeds from this raise, if successful, will more triple the Company's existing cash on hand and will be critical to optimum performance of the Company.

How long will you be able to operate the company if you raise your minimum? What

expenses is this estimate based on?

If we raise only the Minimum Offering Amount (Target) of $10,000 in this offering, we expect that we will be able to continue to operate the Company for at least 12 months - however, we would significantly reduce the amount of additional development of VAIL VR that we intend to do, and would also speed up the launch of the game so that we could start generating revenues sooner.

The Company expects it will have a peak average monthly burn rate of $200,000 during development of VAIL VR. Therefore, unless it raises more funds than the Minimum Offering Amount, it would also need to seek resources from elsewhere and may need to reduce its team of consultants and programmers to keep costs low.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the Maximum Offering Amount in this offering of $1,100,000.00, we expect that we could operate for an additional 12 months.

The Company will ramp up its burn rate as it hires additional personnel and nears launch of its principal product, VAIL VR. While the Company believes that raising the Maximum Offering would provide it with sufficient capital to launch VAIL VR, it may become apparent that the Company needs to raise additional capital due to development costs, or general changes in market conditions.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

As of the date of this Memorandum, the Company is pre-revenue and does not have any other sources of capital available to it that have been authorized by the Company.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $51,008,980.00

Valuation Details:

The pre-money valuation of AEXLAB was determined internally by the Company based on our principal product, VAIL VR. In making this determination, we used utilized a market penetration model of analysis which incorporated competitors' games sold and divided those sales by the amount of VR headsets in the market to arrive at a comparable penetration rate. The Company then used the penetration rate to estimate our gross revenue and from which we deducted our estimated operating expenses.

The valuation model used comparable VR games, Onward, Pavlov, and Population One. Sales data for those games was approximately 26,000, 83,000, and 100,000 units sold respectively on a per month basis on the Steam platform (Steam is the premier website for VR game distribution). The company determined that the number of virtual reality headsets connected to Steam on a monthly basis is approximately 3,000,000. This determination was used to arrive at an average expected sales volume per month. We then utilized a discounted cash flow model based on the gross sales projections less operating expenses.

The total number of shares outstanding on a fully diluted basis, 2,550,449 shares, includes 2,000,000 shares of Class B Common Stock and 550,449 shares of Class A Common Stock (which includes 364,129 shares that were distributed as part of the Company's Equity Incentive Plan).

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Operations*
  96.5%
  Employee payroll will be the primary use of funds if we reach our minimum funding goal, including salaries to our executive officers and software development personnel.

If we raise the over allotment amount of $1,400,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Operations*
  80.0%
  If we raise our maximum funding goal, operations spending related to VR software development will be the principal use of funds, which includes personnel wages and fees for services.

- *Marketing*
  16.5%
  The Company will also use a percentage of the funds raised for marketing and communications campaigns for certain milestones in the development of VAIL VR, including marketing and press for the release of the game.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://aexlab.com (www.aexlab.com/cfannualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/aexlab

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR AEXLAB Inc.

[See attached]

AEXLAB INC.

FINANCIAL STATEMENTS
FROM INCEPTION (JANUARY 15, 2021) TO FEBRUARY 1, 2021

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Aexlab Inc
Miami, Florida

Opinion

We have audited the financial statements of Aexlab Inc, which comprise the balance sheets as February 1, 2021, and the related statements of operations, stockholders' equity, and cash flows as of Inception (January 15, 2021) to February 1, 2021, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Aexlab Inc as of Inception (January 15, 2021) to February 1, 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Aexlab Inc and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Aexlab Inc's ability to continue as a going concern as of Inception (January 15, 2021) to February 1, 2021.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Aexlab Inc's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Aexlab Inc's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

June 11, 2021
Los Angeles, California

As of	February 1, 2021
(USD $ in Dollars)	
ASSETS	
Current Assets:	
Cash & cash equivalents	$ -
Inventory	-
Other current assets	-
Total current assets	-
Total assets	$ -
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities:	
Other current liabilities	-
Loans, current	-
Total current liabilities	-
Non-Current Liabilities:	
Loans	-
Total liabilities	-
STOCKHOLDERS' EQUITY	
Common Stock, par value $0.00001 7,000,000 shares authorized, 2,000,000 issued and outstanding	20
Preferred Stock, par value $0.00001 1,000,000 shares authorized, 0 issued and outstanding	-
Subscription Receivable	(20)
Retained earnings/(Accumulated Deficit)	-
Total stockholders' equity	-
Total liabilities and stockholders' equity	$ -

See accompanying notes to financial statements.

Inception (January 15, 2021)		February 1, 2021
(USD $ in Dollars)		
Net revenue	$	-
Cost of goods sold		-
Gross profit		-
Operating expenses		
General and adminstrative		-
Sales and marketing		-
Total operating expenses		-
Operating income/(loss)		-
Interest expense		-
Income/(Loss) before provision for income taxes		-
Provision for income taxes		-
Net income/(Net Loss)	**$**	**-**

See accompanying notes to financial statements.

	Common Stock		Preferred Stock					
(in thousands, $US)	Shares	Amount	Shares	Amount	Subscription Receivable	Additional Paid In Capital	Accumulated Deficit	Shareholders' Equity
Inception date (January 15, 2021)	-	$ -	-	$ -	$ -	$ -	$ -	$ -
Issuance of common stock	2,000,000	20	-	-	(20)	-	-	-
Issuance of preferred stock	-	-	-	-	-	-	-	-
Net income/(loss)		-		-	-		-	-
Balance—February 1, 2021	2,000,000	$ 20	-	$ -	$ (20)	$ -	$ -	$ -

See accompanying notes to financial statements.

As of Inception (January 15, 2021)		February 1, 2021
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	-
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Inventory		-
Other current liabilities		-
Net cash provided/(used) by operating activities		-
CASH FLOW FROM FINANCING ACTIVITIES		
Issuance of common stock		-
Net cash provided/(used) by financing activities		-
Change in cash		-
Cash—beginning of year		-
Cash—end of year	**$**	-
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Subscription Receivable	$	20.00

See accompanying notes to financial statements.

All amounts in these Notes are expressed in of United States dollars ("$" or "US$"), unless otherwise indicated.

1. NATURE OF OPERATIONS

Aexlab Inc., was formed on January 15, 2021 in the state of Delaware. The financial statements of Aexla Inc, , (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Miami, Florida.

With an unparalleled VR experience already in closed alpha AEXLAB is an experienced virtual reality company with cutting-edge technology to provide gamers with high-quality, immersive, interactive and social gaming experiences.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of its services.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company has recently commenced operations and is not currently under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of March 10, 2021. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 11, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3. DEBT

The company currently has no debt.

4. SHAREHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 7,000,000 shares of our common stock, $0.00001 par value, 5,000,000 of which are designated "Class A Common Stock", 2,000,000 of which are designated "Class B Common Stock. As of February 1, 2021, 2,000,000 of Class B Common Stock shares have been issued and outstanding for a value of $20.

Preferred Stock

We have authorized the issuance of 1,000,000 shares of Preferred Stock, $0.00001 par value per share. As of February 1, 2021, no preferred stock shares have been issued and outstanding.

5. RELATED PARTIES

There are no related party transactions.

6. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of June 11, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through June 11, 2021 the date the financial statements were available to be issued.

Subsequent to February 1, 2021, the Company sold 186,320 shares of common stock through its Regulation Crowd Funding ("Reg CF"). The Company recognized gross proceeds of $1,041,258 related to the sale of these shares as of May 28, 2021.In connection with this offering, the Company incurred offering costs of $80,710, which reduced additional paid-in capital.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

8. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

AEXLAB

A virtual reality technology studio.


AEXLAB
Oversubscribed

Website | Miami, FL | GAMING | SOFTWARE & SERVICES

With an unparalleled VR experience already engaging some of the largest names in esports and media, AEXLAB is continuing to lead the market with cutting edge virtual reality experiences and technology to provide gamers with high-quality, immersive, interactive and social gaming experiences.

$1,072,233 raised

$1,069,890 previously crowdfunded

376 Investors	$51M Valuation
$20.00 Price per Share	$100.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.4M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates 12 | Comments | Follow

Reasons to Invest

- Booming Market: The global virtual reality gaming market (source below) size is expected to reach $92.31 billion by 2027, expanding at a CAGR of 30.2% over the forecast period (source below).
- Organic Growth: During 2021, our community has grown more than 5200%. AEXLAB consistently garners interest from passionate gamers, VR enthusiasts, competitive esports teams and leading VR content creators.
- VR Technology: AEXLAB's proprietary licensable systems include solutions for haptics, audio spatialization, firearm simulation, virtual reality human interfaces, and real-time social and gaming networking technology.

OVERVIEW

Our biggest experience just got a lot bigger and the best is yet to come...

The virtual reality industry is experiencing unprecedented growth thanks to the continuing vast adoption of VR. Here at AEXLAB, we're uniquely positioned to leverage this momentum.

2021 is the year for VR

- The CEO of Unity (NYSE:U) predicted AR-VR headsets will be as common as game consoles by 2030
- Facebook (NASDAQ:FB) announced that Quest 2 sales have sold upwards of 5 million units in just 6 months
- and Apple (NASDAQ:AAPL) is believed to be nearing entry into VR with a headset in development and has already begun to acquire multiple AR/VR companies to further its work in the space

Recent Developments

VAIL VR, our flagship multiplayer VR game and social experience:

- Tested, validated and highly anticipated by top esports teams, media, and gamers
- Successfully implemented and tested our signature gamemode Artifact
- Surpassed tens of thousands of players waiting to test and play

Rewards

Get rewarded for investing more into AEXLAB:

$100+ Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$100+ Investment
I - Pretere (Beyond)
Key to test the game.

$500+ Investment
II - Protector (Emerald)
Invitation to private investor community.

$2,500+ Investment
III - Futurist (Sapphire)
Above perks + Video call with founder.

$5,000+ Investment
IV - Legend (Onyx)
Above perks + Invitation to AEXLAB studio in Miami, FL. Travel and accommodation not included.

$10,000+ Investment
V - Offworld (Diamond)
Above perks + Invitation to VAIL launch party + 5% bonus shares of Class A Common Stock (Non-Voting).

The Studio:

- Successfully recruited and onboarded key talent
- Expanded office and user experience research lab in downtown Miami
- Built-out a user experience lab to host demos and track player feedback

Comparable VR Studios:

- March 2021: Rec Room raised $100 million at a $1.25B valuation from Sequoia and Index
- June 2021: Facebook acquired its 5th VR game development studio
- July 2021: VR Chat raised an $80 million dollar series D from Anthos Capital and Makers Fund


VAIL
STEAMVR

[1] Source [2] Source

THE PROBLEM

Virtual reality content is seriously lacking just as the market is exploding.

From our research and experience, we've found that:

1. VR lacks a market leader for esports and competitive shooters
2. PC and console games lack social depth (as they are voice-chat only)
3. The development and investment in VR hardware has entirely outpaced VR software


THE VR MARKET IS LACKING
Market Leader
Social Depth
High Quality Content

THE SOLUTION

Cutting edge interactive VR technology

AEXLAB bridges the gap that the VR gaming market is facing.

1. VAIL is built specifically for VR, and is designed with viewership in mind for esports.
2. We're bringing first class social experiences to VR with full body presence, spatialized audio and interactivity.
3. We recognize that gaming is now a first-class social activity, and market leaders will lag behind on adopting the new technologies and paradigms.



THE MARKET

VR gaming is a multibillion dollar global market

Virtual reality is where the internet was 20 years ago, it's a nascent high growth market that has the power to change everything.

The number of gamers worldwide is still on the rise and will exceed 3 billion by 2023. The global games market revenue for 2020 was about $159.3, with a +9.3% year-on-year increase.


2020 GLOBAL GAMES MARKET
Browser PC Games
$3.0B
Downloaded/ Boxed PC Games
$33.9B
Console Games
$45.2B
2020 Total
$159.3B
+9.3%
YoY
$13.7B
Tablet Games
$63.6B
Smartphone Games

The global virtual reality in gaming market size is expected to reach $92.31 billion by 2027, expanding at a CAGR of 30.2% over the forecast period. The intensifying demand for technologically progressive electronic games amongst millennials is anticipated to drive market growth from 2020 to 2027.

Long-term growth for AR and VR headsets will be strong throughout the forecast period with shipments growing to 76.7 million units in 2024, resulting in a compound annual growth rate (CAGR) of 81.5%.



U.S. VIRTUAL REALITY IN GAMING MARKET SIZE
$92.31B
'16
'17
'18
'19
'20
'21
'22
'23
'24
'25
'26
'27
Gaming Console
PC/Desktop
Standalone VR

(Source)

OUR TRACTION

We believe our core technologies position us to be the gold standard for VR look and feel

Our core systems have been built to overcome various challenges developers face while building virtual reality games. With a strong foundation from our earlier projects and thousands of testers, resulting in continuous improvements and iterative development.



Our systems currently include solutions for haptics, audio spatialization, firearm simulation, virtual reality human interfaces, and real-time social and gaming networking technology."

As of June 2021, we are actively conducting a closed alpha test with over 1000 competitive players, have tens of thousands of players waiting to test, and have received press from the following:

Upload VR
Bleeding Cool
VR Focus
Drop the Spotlight
Invision Community UK
Gaming Lyfe
Realtie Virtuelle
Tech News Inc
Versus Media MX
VR Source
Into the VR World
VR Scout
The Gaming Ground
VR Final
Realo Virtual
Vortez.cz
VR-Gamerz
No Frag
Two Average Gamers
Forbes
NASDAQ



WHAT WE DO

Advanced VR gaming from the comfort of your home

With a PC virtual reality headset, you download, and click play. We support all major headset manufacturers (Lenovo, Hewlett Packard, Oculus, Valve, HTC, Windows Mixed Reality, and more.)



Put on headset | Download game | Press play



THE BUSINESS MODEL

Multiple revenue streams from numerous verticals

Our business model currently employs the following pillars:


GAME SALES AND/OR IN-GAME MONETIZATION
MEDIA/ ESPORTS
LICENSING IP

HOW WE ARE DIFFERENT

AEXLAB DEVELOPS SOLELY FOR VR, FROM THE GROUND UP

We aim to be at the forefront of VR innovation, and place a heavy emphasis on the social component of gaming

Many larger studios have followed a waterfall development model geared for traditional flat-screen gaming, which has made them much slower to react to the recent trend and adoption of VR. Our studio, however, is among the few players that have been able to mobilize quickly by developing solely for VR, from the ground up.



AEXLAB is pre-revenue and in the early stages of the virtual reality game market, providing new ways to monetize and be social. We see the benefit of investing lots of time and effort into building our community and working with players to create the best experience possible.


VAIL
ARMORY

THE VISION

AEXLAB aims to lead the charge for socially-driven VR innovation



We believe VAIL will be the market leader for VR shooter games, and retention will be driven even further by creating an extraordinary social experience: a new way to connect, spend time with, and play with your friends.

Cybernetic nights will be the new norm, and games will no longer just be marketed to one group or identity.



OUR FOUNDERS

Our team is diversely skilled, and united by a passion for technology

Elizabeth Ann Clark

Founder
Chief Creative Officer



Elizabeth draws on her background in world-building, design, and film to lead AEXLAB's art direction and visual communication. She created Water Planet, a hybrid video game/music video experience that broke grounds in the multimedia world. She presented her projects at the Institute of Contemporary Art Miami, VR World NYC, Bonnaroo + III Points Music and Technology Festival. She also collaborated with Redbull, IMVU, and Faena Art, and has been featured in Vice and Forbes. She envisions AEXLAB's projects as total experiences that coordinate sound and sight with movement to create a truly immersive experience. Just as film revolutionized storytelling with visual possibilities, she will ensure that VR's interactivity will have an even greater impact on social entertainment.

Albert Ovadia

Founder
Chief Technology Officer



Albert is at the helm of programming and systems architecture for AEXLAB. An intrepid technologist, member of the Audio Engineering Society, and gamer. He works to challenge the status quo in virtual reality experiences.

Jonathan Ovadia

Founder
Chief Executive Officer



Jonathan, a virtual reality evangelist and gamer brings his background in finance and development to AEXLAB. Piqued by the new convergence of virtual reality and virtual social spaces, Jonathan sees the metaverse as the next phase of technology for society. Jonathan holds a Master's degree in Real Estate Development from the University of Miami.

WHY INVEST

We strive to stay leaps and bounds ahead of the competition, creating a new industry standard for VR

Gaming has always been a social experience, and these trends have only accelerated in recent years. While the last decade was all about leaving behind traditional media for social media, this next one will be about leaving behind social media for interactive media. VAIL is where virtual reality, esports, and social gaming meet, and we are creating the industry standard for how users expect to interact with VR.



Now we are raising capital to ramp up and deliver the ultimate VR experience.

We hope you'll join the effort and become a part of the future of virtual reality and gaming!

In the Press

SHOW MORE

Meet Our Team







Elizabeth Ann Clark

Chief Creative Officer

Elizabeth draws on her background in world-building, design, and film to lead AEXLAB's art direction and visual communication. She created Water Planet, a hybrid video game/music video experience that broke grounds in the multimedia world. She presented her projects at the Institute of Contemporary Art Miami, VR World NYC, Bonnaroo + III Points Music and Technology Festival. She also collaborated with Redbull, IMVU, and Faena Art, and has been featured in Vice and Forbes. She envisions AEXLAB's projects as total experiences that coordinate sound and sight with movement to create a truly immersive experience. Just as film revolutionized storytelling with visual possibilities, she will ensure that VR's interactivity will have an even greater impact on social entertainment.

Albert Ovadia

Chief Technology Officer

Albert is at the helm of programming and systems architecture for AEXLAB. An intrepid technologist, member of the Audio Engineering Society, and gamer. He works to challenge the status quo in virtual reality experiences.

Jonathan Ovadia

Chief Executive Officer

Jonathan, a virtual reality evangelist and gamer brings his background in finance and development to AEXLAB. Piqued by the new convergence of virtual reality and virtual social spaces, Jonathan sees the metaverse as the next phase of technology for society. Jonathan holds a Master's degree in Real Estate Development from the University of Miami.



Array Bercov

Chief Creative Technologist

Having pushed boundaries on groundbreaking projects with Balenciaga, Justin Beiber, Bella Hadid, and Deadmau5. Array is diehard for charting new territory in the interactive arts. Spanning both artistic process and programming, they are on a never ending quest to discover new modes of interaction in virtual reality. Array currently focuses on furthering embodied immersion through motion capture and technical animation, and blurring the line between creating your own world and playing a game.



Mark Terra

Creative Director

Mark worked more than a decade in the field of interior architecture, spatial and product design. His work on award-winning projects spans over a dozen world-class cities, including London, Venice, and Tel Aviv. Mark first collaborated with AEXLAB to present Water Planet VR in an immersive space at the Institute of Contemporary Art. Bringing together physical and virtual art in a common space later inspired him to join AEXLAB as Creative Director, where all of his technical and artistic skills, including sculpture, come together in designing the future of virtual universes.



Charles A. S. Taylor

Game Development Consultant

Charles was awarded a Master in Science in Natural Science - Mathematics and Physics from Durham University and is a two time winner of the Q# Coding Contest held by the Microsoft Quantum computing team. Charles has an inspiring passion for games design and programming.



Kevin Castro

Strategy Director

Kevin has professional experience advising and leading product, design, and community for a number of financial technology and gaming organizations. His endless pursuit to push technological boundaries manifests by operating at both high and low levels across departments, applying proven frameworks and challenging the limitations of any emerging industry. A generalist with a background in audio and a proven career in emerging technologies, he's armed with a range of skills covering marketing, software engineering, product design and strategizing growth.



Ben Way

Futurologist Advisor

A leading futurologist, technologist, inventor, and entrepreneur. With over twenty years of experience in technology and innovation, Ben has traveled the world seeking out and developing new technologies. As a leading voice on the challenges and benefits of tomorrow's technology, he has advised some of the world's leading institutions, including the White House, regarding technological preparations for the future. He is the recipient of the millennium entrepreneur of the year award and has appeared on numerous technology and philanthropy television programs, as well as presenting Bright Young Wonders on Robotics.



ThrillSeeker

VR Technology & Media Strategic Partner and Advisor

ThrillSeeker has established himself as a leading content creator within the virtual reality, mixed reality and gaming space. Sought after for his in-depth analysis, reviews and overall opinion on all-things VR, he's collaborated with the biggest players in the industry. His detailed understanding of the current state of VR and his overall grip on its imminent future makes him the ideal strategic partner for AEXLAB.



Jason Blilie

Legal Advisor

Jason is the founder of Blilie Law and highly active in Miami's tech communities. His practice areas reflect his passion for technology and entrepreneurship.

Through Blilie Law, Jason has worked with many of Miami's premier startup companies, represented tech companies in raising millions from private investors in both debt and equity capital, and represented clients through merger and acquisition transactions.

Jason is the former Co-Chair of the Miami Beach Chamber of Commerce's Technology Council, and as part of his effort to support the South Florida innovation ecosystems, he formed Tech Beach, a technology / startup community group with more than 5000 members.



Dr. Majid Almansouri

Strategic Advisor

Dr. Majid Almansouri earned his medical degree and PhD in molecular medicine at the University of Sheffield. He also holds a High Dimensional Data Analysis Certificate from Harvard University and a Certificate in Innovation and Entrepreneurship from MIT. He is an investor and advisor for emerging technology companies, including blockchain, AI and VR. He draws on his extensive experience with medicine, data and healthcare to deliver unique insight to the companies he helps guide.



Asaf Abramovich

Board Advisor - Investments

Asaf was born in Israel and grew up in Florida, graduating from the University of Miami with a degree in Physics and Economics. He is the founder of QED Capital Management, a Miami based quantitative trading and investment management firm. QED Partners is a commodity pool operator registered with the CFTC and NFA. QED's approach to investing is rooted in the commitment to research and development of technology, deep product knowledge, and intuition for markets and their participants.

Offering Summary

Company	AEXLAB Inc.
Corporate Address	44 W Flagler St., Suite 600, Miami, FL 33130
Offering Minimum	$10,000.00
Offering Maximum	$1,400,000.00
Minimum Investment Amount (per investor)	$100.00

Terms

Offering Type	:	Equity
Security Name	:	Class A Common Stock
Minimum Number of Shares Offered	:	500
Maximum Number of Shares Offered	:	70,000
Price per Share	:	$20.00
Pre-Money Valuation	:	$51,008,980.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investor Perks*

Time-Based:

Tero (Earth) - The foundation of everything

Invest within the first week and receive 10% bonus shares of Class A Common Stock (Non-Voting).

Luno (Moon) - Life wouldn't be the same without it

Invest within first two weeks and receive 5% bonus shares of Class A Common Stock (Non-Voting).

Amount-Based:

$100+

I - Pretere (Beyond)

Key to test the game.

$500+

II - Protector (Emerald)

Invitation to private investor community.

$2,500+

III - Futurist (Sapphire)

Above perks + Video call with founder.

$5,000+

IV - Legend (Onyx)

Above perks + Invitation to AEXLAB studio in Miami, FL. Travel and accommodation not included.

$10,000+

V - Offworld (Diamond)

Above perks + Invitation to VAIL launch party + 5% bonus shares of Class A Common Stock (Non-Voting).

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

AEXLAB will offer 10% additional bonus shares of Class A Common Stock (Non-Voting) for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares of Class A Common Stock (Non-Voting) which they purchase in this offering. For example, if you buy 100 shares of common shares at $20.00 / share, you will receive 110 shares, meaning you'll own 110 shares for $2,000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Administrative Expenses" not strictly for administrative purposes. Any expense labeled "Travel and Entertainment".

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, AEXLAB has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in AEXLAB be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

AEXLAB Surpasses $1,000,000 Raised

about 2 months ago

Thank you dearly to the virtual reality community. We look forward to continuing this journey with all of you!

Mayor of Miami First Ever Virtual Reality Cafecito Talk

about 2 months ago

Dear Shareholders and community members,

Our company AEXLAB was featured on a Cafecito talk with Miami Mayor Francis Suarez. AEXLAB hosted the first virtual reality Cafecito talk to showcase our technologies and welcome the tech industry to our thriving city. Catch the video below:


Cafecito Talk with Jonathan Ovadia
Watch later
Share
Cafecito Talk
Hosted By:
Mayor Francis Suarez
Special Guest:
Jonathan Ovadia
Watch on YouTube

Notice of Funds Disbursement

about 2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, AEXLAB has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in AEXLAB be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

August 13th Community Update

3 months ago

Dear Shareholders,

You can now find our latest community update on Medium.

Some highlights:

- Our community has grown by 193% since last month
- We released our gameplay trailer which has been well received by the community, click here to view it


VAIL
PRE-ALPHA
GAMEPLAY TRAILER

Please join our Discord community for game updates:

discord.gg/vailvr

Our community managers are:

Kevin Castro: etherean#7284

Jonathan Ovadia: tropical#0001

Notice of Funds Disbursement

3 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, AEXLAB has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in AEXLAB be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

AEXLAB Shareholder Meeting

3 months ago

Dear Shareholders,

We'd like to start by thanking you for joining us in our mission. The AEXLAB team has been hard at work and we wouldn't have been able to make so much progress without your commitment. We'd like to invite you to our upcoming shareholder meeting which will be held on Discord, August 9th at 3pm est.

Haven't joined us on Discord yet? Once you've joined, reach out to one of our admins and message them with your Stock Holder Certificate. They'll be happy to give you the investor role and add you to our investor channel where we'll be hosting the meeting.

https://discord.gg/vailvr

Our admins are:

Kevin Castro: etherean#7284

Jonathan Ovadia: tropical#0001

Over $300,000 Raised for AEXLAB!

3 months ago

Dear Shareholders and community members,

Over 300K raised and we're excited to have the community be so involved! We've been doing daily Q&A's on our Discord and the amount of support is incredible! Thank you for being a part of the next phase of the internet.



Thank you for your support and belief in us and the future of VR.

We look forward to releasing our gameplay trailer soon for the community to enjoy.

We're continuously grateful to those of you who have joined our journey and are working with us to drive AEXLAB's growth and success.

Don't hesitate to reach out if you have any questions.

Please join our Discord community for game updates and get in touch with our admins:

discord.gg/vailvr

Our community managers are:

Kevin Castro: etherean#7284

Jonathan Ovadia: tropical#0001

Celebrating 100 investors! pending all investment clear accordingly

3 months ago

Dear Shareholders and community members,

We are celebrating 100 new investors on our current campaign! *pending all investment clear accordingly*



Thank you for your support and belief in us and the future of VR.

We look forward to releasing our gameplay trailer soon for the community to enjoy.

We're continuously grateful to those of you who have joined our journey and are working with us to drive AEXLAB's growth and success.

Don't hesitate to reach out if you have any questions.

Please join our Discord community for game updates and get in touch with our admins:

discord.gg/vailvr

Our community managers are:

Kevin Castro: etherean#7284

Jonathan Ovadia: tropical#0001

AEXLAB Surpasses $200k in the first week and our discord community surpassed 10k members!

3 months ago

Dear Shareholders and community members,

Thank you for your response to our new campaign. Since our campaign launched on Tuesday July 13th, we have raised over $200,000, *pending all investment clear accordingly.*

Our discord community has surpassed 10,000 members today and we invite you all to join in the chat: https://discord.com/vailvr


AEXLAB
$200,000+ Raised
10,000+ Discord Members

We're continuously grateful to those of you who have joined our journey and are working with us to drive AEXLAB's growth and success.

Don't hesitate to reach out if you have any questions.

Please join our Discord community for game updates and get in touch with our admins:

discord.gg/vailvr

Our community managers are:

Kevin Castro: etherean#7284

Jonathan Ovadia: tropical#0001

SHOW MORE UPDATES

Comments (33 total)

Add a public comment...

0/2500

I'm not a robot reCAPTCHA Privacy - Terms

Post

Please sign in to post a comment.

Bob M. SE OWNER 80 INVESTMENTS 2 months ago Pinned by Company

REASONS TO INVEST:
* Virtual Reality CONTENT IS LACKING, just as the market is exploding.
* The VR Market is lacking a market leader, social depth, and high-quality content.
* AEXLAB has cutting-edge, interactive VR Technology.
* VR GAMING is a multi-billion dollar global market, growing exponentially.
* AEXLAB believes their core technologies position themselves to be the GOLD STANDARD for VR look and feel.
* AEXLAB provides advanced VR GAMING from the comfort of your home.
* AEXLAB plans to have MULTIPLE REVENUE STREAMS from numerous vertical market segmentations.
* AEXLAB develops SOLELY for VR, from the ground up, being part of the original VR Developers base.
* AEXLAB aims to lead the charge for SOCIALLY-DRIVEN VR Innovation.
* AEXLAB is DIVERSELY SKILLED (Artistic Masters, Technologists, Business People).
* AEXLAB has a vision to stay LEAPS and BOUNDS ahead of the competition.
* Limited Press Reviews (so far) have been INSANELY GREAT.

GET IN and INVEST NOW!!!! While the getting is good! This round is RAPIDLY filling up. DON'T MISS OUT!!

Once $ 1.1M total is raised (only another $ 300K), this round is likely closed. If that happens, you'd be shut out, and not invested.

Some people missed out on the oversubscribed FIRST found, from Jan/Fed of this year, and now only have this opportunity. How would you feel if the *next* round took place early next year, raising $5M, at a $ 350 million valuation! You'd wish you'd invested now, at a $51M valuation, but your opportunity is rapidly running out. Invest now!

Is $ 350 million the NEXT raise? Is this raise for sure closing when it hits $ 1.1M? I can't say. I'm only speculating... Those decisions are the company's prerogatives along with the investment community's. But, if you look at what the company is doing, and what it is trying to do, and what its ambitions are, you can see how all this *might* happen....

You have a chance to invest now. Don't miss out. Don't miss your chance!!! I really think you'll be glad you did.

↑ 1

Kristian M. 2 INVESTMENTS 2 months ago Pinned by Company

I first heard of AEXLAB, and their game, VAIL VR, through YouTube. I joined the Discord group, and found out that you could invest into the studio. My first reason to invest, was honestly to get a key to the game. I wanted to play it, and invested the minimum amount. I got into the company a bit, and I started to talk more with the team. I listened in on the Investor Meeting. I learned a lot. There is a lot going on here, and a lot that will happen in the future.

Studios like AEXLAB are further pushing the validity of the VR Market as a viable technology. Each day that I see updates from this studio, I see what Real VR can be. It's not the days of a virtual boy, and it's not cheap 3D glasses in an IMAX Theater. It's real, and it's immersive. You're in a space, and you're able to interact with the real world. And every day that Technologies like VR and AR get pushed, and get more people interested and involved, is anther chance for new ideas to enter the market. The same tech that it takes to make this game work, could be used for anything from reducing the costs of Military training, Engineering, product development, and more. It's the same work that can be used to bring education to homes, homes that might not access to high grade learning material elsewise. The cost of a VR headset is much the same as the average game console, and it's already showing itself to be a staple in the home.

And to those with doubts, those who might not believe in VR as a medium, or view games as a childish thing, your parents said the same things about calculators in your pocket, paper in schools, and everything you enjoy. People said the internet would be a fad. Take a chance and catch onto the future ahead of time.

Investing here is a chance to be the pushing force behind that future. And investing into a company like AEXLAB, who has their investors in mind with every move they make, is one of the best ways to invest. And you can speak to them yourselves. Each person on the AEXLAB team is a great person to speak to and to meet.

(come talk to the team, and the community, at https://discord.gg/BxQaJGHb)

↑ 2

Phillip J. SE OWNER 16 INVESTMENTS a day ago

Are you going to use crypto or have crypto in the game. Also you may listen to the author
Lucky Old Cat

↑ 0 View 1 reply

Phillip J. SE OWNER 16 INVESTMENTS a day ago

I know got be asked this a lot, are you going to do a Virtual world which storylines. Different games or something for the workplace and school.

↑ 0 View 1 reply

Darrick V. 3 INVESTMENTS a month ago

This great I see your direction I see gaming training just all around fun I see $200,000,000,000 B Im in I also do music for this space if there is a space for it keep up the good work looks great this is how you make it happen.

↑ 0 View 1 reply

Kimberly G. 7 INVESTMENTS 2 months ago

I am investor. I also watch you on discord but it will not let me follow you or p.m. you to get investor status. How do I do that?

↑ 0 View 1 reply

Bob M. SE OWNER 80 INVESTMENTS 2 months ago

ROUND IS FILLING UP FAST!

Please understand the meaning of the statistics: There are only (at this moment) 263 investors, but almost $ 1M raised. That works out to about $5K/investor, average. But, many, much, most of those investors are minimum $ 100 investors. So........ that means there are a NUMBER of $ 10K, $ 20K, dare I say $ 100K investors in there too. At those investment levels, you wonder whether AEXLABS has 'piqued the interest' or 'caught the attention' of bigger players or more serious investors. If it has, and they are 'dipping their toes in the investment waters of AEX' as a speculative seed investment that catches their interest, this might be your last chance to invest, before the company (and valuation) skyrocket. (Here's hoping!!!)

1 View 1 reply

Yehuda K. 2 INVESTMENTS 2 months ago

I am fairly new to the VR world, but luckily i did have the chance to play multiple games. Some shooters, some driving, some flying. Without a doubt can i say the Vail VR by far has the most diverse and user friendly platform. Aside from motions being as real life as possible, the game is very competitive and fun. Playing in a group of only 9 players, I actually broke a sweat. This game is going to blow your mind as well as the worlds. Mark my words.

2

Dr. Kamryn J. 2 months ago

Hi there,
What's your innovation in the sphere? Do you agree that we need an ethical code of conduct for virtual reality?

0

Britney U. 2 months ago

$51m valuation is just too high and unreasonable, I don't get it.

0

SHOW MORE COMMENTS

start engine

©2021 All Rights Reserved

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Aexlab was founded to deliver on this mission, with the idea that virtual reality would become a first-class social experience, and that virtual reality would become the first class gaming experience.

More and more with augmented reality and virtual reality, it's changing the way we interact with the world. As a lifelong gamer, there's something I realize that's always been missing, and that is that sense of presence. Here at Aexlab we're creating that sense of presence and allowing people to connect in a fully immersive social way that they've never experienced before.

There's been dozens of problems that we've had to solve along the way, but from day one we knew they were all solvable. How are we going to deal with all the different devices and different ways that we can take in human input, and how can we make that into a really moving experience where you feel that degree of presence.

When you hop into a VR game you really want to be able to touch everything around you. So anything a player expects to do in this gamespace, we're allowing them to do that. With a tactical shooter you're handling all these weapons and different attachments and all of those interactable items, are something that we're really focused on getting right.

I think the biggest bottleneck for virtual reality is actually the content. And that's one of the main things we're providing a solution for. But we're also at such an early stage that anybody getting involved now will be able to shape the future of where this space goes. VAIL VR aims to be the ultimate virtual reality multiplayer first-person shooter experience. We're able to connect the dots between virtual reality, gaming and esports, and layer in an additional aspect with full immersiveness, thanks to the virtual reality technology that exists today.

The main reason that we're doing this raise is to raise the capital for the next phase of development and document and set up our technologies in a way that they can be leveraged in many other industries --- military simulation, training, enterprise, what have you.

So with this new revolutionary technology, we believe it's a once in a lifetime opportunity to enter this market and we wanted to take this opportunity to reach out to our community and allow them to join our journey, and help push this space forward.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

BYLAWS
OF
AEXLAB INC.

ARTICLE I
OFFICES

Section 1.01 Offices. The address of the registered office Aexlab Inc. (hereinafter called the "**Corporation**") in the State of Delaware shall be at 16192 Coastal Highway, in the city of Lewes, County of Sussex, State of Delaware 19958 or in such other location as the Board of Directors of the corporation (the "**Board of Directors**") may from time to time determine or the business of the corporation may require.

Section 1.02 Books and Records. Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be maintained on any information storage device, method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases); *provided that* the records so kept can be converted into clearly legible paper form within a reasonable time, and, with respect to the stock ledger, the records so kept comply with Section 224 of the Delaware General Corporation Law. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to applicable law.

ARTICLE II
MEETINGS OF THE STOCKHOLDERS

Section 2.01 Place of Meetings. All meetings of the stockholders shall be held at such place, if any, either within or without the State of Delaware, or by means of remote communication, as shall be designated from time to time by resolution of the Board of Directors and stated in the notice of meeting.

Section 2.02 Annual Meeting. The annual meeting of the stockholders for the election of directors and for the transaction of such other business as may properly come before the meeting shall be held at such date, time and place, if any, as shall be determined by the Board of Directors and stated in the notice of the meeting.

Section 2.03 Special Meetings. Special meetings of stockholders for any purpose or purposes shall be called pursuant to a resolution approved by the Board of Directors and may not be called by any other person or persons. The only business which may be conducted at a special meeting shall be the matter or matters set forth in the notice of such meeting.

Section 2.04 Adjournments. Any meeting of the stockholders, annual or special, may be adjourned from time to time to reconvene at the same or some other place, if any, and notice need not be given of any such adjourned meeting if the time, place, if any, thereof, and the means of remote communication, if any, are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date is fixed for stockholders entitled to vote at the adjourned meeting, the Board of Directors shall fix a new record date for notice of the adjourned meeting and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at the adjourned meeting as of the record date fixed for notice of the adjourned meeting.

Section 2.05 Notice of Meetings. Notice of the place, if any, date, hour, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting) and means of remote communication, if any, of every meeting of stockholders shall be given by the Corporation not less than ten days nor more than 60 days before the meeting (unless a different time is specified by law) to every stockholder entitled to vote at the meeting as of the record date for determining the stockholders entitled to notice of the meeting. Notices of special meetings shall also specify the purpose or purposes for which the meeting has been called. Notices of meetings to stockholders may be given by mailing the same, addressed to the stockholder entitled thereto, at such stockholder's mailing address as it appears on the records of the corporation and such notice shall be deemed to be given when deposited in the U.S. mail, postage prepaid. Without limiting the manner by which notices of meetings otherwise may be given effectively to stockholders, any such notice may be given by electronic transmission in accordance with applicable law. Notice of any meeting need not be given to any stockholder who shall, either before or after the meeting, submit a waiver of notice or who shall attend such meeting, except when the stockholder attends for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of the meeting shall be bound by the proceedings of the meeting in all respects as if due notice thereof had been given.

Section 2.06 List of Stockholders. The Corporation shall prepare a complete list of the stockholders entitled to vote at any meeting of stockholders (provided, however, if the record date for determining the stockholders entitled to vote is less than ten days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares of each class of capital stock of the Corporation registered in the name of each stockholder at least ten days before any meeting of the stockholders. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, on a reasonably accessible electronic network if the information required to gain access to such list was provided with the notice of the meeting or during ordinary business hours, at the principal place of business of the Corporation for a period of at least ten days before the meeting. If the meeting is to be held at a place, the list shall also be produced and kept at the time and place of the meeting the whole time thereof and may be inspected by any stockholder who is present. If the meeting is held solely by means of remote communication, the list shall also be open for inspection by any stockholder during the whole time of the meeting as provided by applicable law. Except as provided by applicable law, the stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger and the list of stockholders or to vote in person or by proxy at any meeting of stockholders.

Section 2.07 Quorum. Unless otherwise required by law, the Corporation's Certificate of Incorporation (the "**Certificate of Incorporation**") or these bylaws, at each meeting of the stockholders, a majority in voting power of the shares of the Corporation entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power, by the affirmative vote of a majority in voting power thereof, to adjourn the meeting from time to time, in the manner provided in Section 2.04, until a quorum shall be present or represented. A quorum, once established, shall not be broken by the subsequent withdrawal of enough votes to leave less than a quorum. At any such adjourned meeting at which there is a quorum, any business may be transacted that might have been transacted at the meeting originally called.

Section 2.08 Conduct of Meetings. The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of the stockholders as it shall deem appropriate. At every meeting of the stockholders, the president, or in his or her absence or inability to act, the Secretary, or, in his or her absence or inability to act, the person whom the president shall appoint, shall act as chairman of, and preside at, the meeting. The secretary or, in his or her absence or inability to act, the person whom the chairman of the meeting shall appoint secretary of the meeting, shall act as secretary of the meeting and keep the minutes thereof. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chairman of any meeting of the stockholders shall have the right and authority to prescribe such rules, regulations, and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations, or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) the determination of when the polls shall open and close for any given matter to be voted on at the meeting; (c) rules and procedures for maintaining order at the meeting and the safety of those present; (d) limitations on attendance at or participation in the meeting to stockholders of record of the corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (e) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (f) limitations on the time allotted to questions or comments by participants.

Section 2.09 Voting; Proxies. Unless otherwise required by law or the Certificate of Incorporation the election of directors shall be decided by a plurality of the votes cast at a meeting of the stockholders by the holders of stock entitled to vote in the election. Unless otherwise required by law, the Certificate of Incorporation, or these bylaws, any matter, other than the election of directors, brought before any meeting of stockholders shall be decided by the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the matter. Each stockholder entitled to vote at a meeting of stockholders or to express consent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the secretary of the Corporation a revocation of the proxy or a new proxy bearing a later date. Voting at meetings of stockholders need not be by written ballot.

Section 2.10 Inspectors at Meetings of Stockholders. The Board of Directors, in advance of any meeting of stockholders, may, and shall if required by law, appoint one or more inspectors, who may be employees of the Corporation, to act at the meeting or any adjournment thereof and make a written report thereof. The Board of Directors may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall (a) ascertain the number of shares outstanding and the voting power of each, (b) determine the shares represented at the meeting, the existence of a quorum and the validity of proxies and ballots, (c) count all votes and ballots, (d) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and (e) certify their determination of the number of shares represented at the meeting and their count of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of their duties. Unless otherwise provided by the Board of Directors, the date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting. No ballot, proxies, votes, or any revocation thereof or change thereto, shall be accepted by the inspectors after the closing of the polls unless the Court of Chancery of the State of Delaware upon application by a stockholder shall determine otherwise. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for office at an election may serve as an inspector at such election.

Section 2.11 Written Consent of Stockholders Without a Meeting. Any action to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action to be so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered (by hand or by certified or registered mail, return receipt requested) to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Every written consent shall bear the date of signature of each stockholder who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered in the manner required by this Section 2.11, written consents signed by a sufficient number of holders to take action are delivered to the Corporation as aforesaid. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall, to the extent required by applicable law, be given to those stockholders who have not consented in writing, and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation.

Section 2.12 Fixing the Record Date.

(a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 60 nor less than ten days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; *provided, however,* that the Board of Directors may fix a new record date for the determination of stockholders entitled to vote at the adjourned meeting and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for the determination of stockholders entitled to vote therewith at the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting: (i) when no prior action by the Board of Directors is required by law, the record date for such purpose shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery (by hand, or by certified or registered mail, return receipt requested) to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded and (ii) if prior action by the Board of Directors is required by law, the record date for such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion, or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

ARTICLE III
BOARD OF DIRECTORS

Section 3.01 General Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The Board of Directors may adopt such rules and procedures, not inconsistent with the Certificate of Incorporation, these bylaws, or applicable law, as it may deem proper for the conduct of its meetings and the management of the Corporation.

Section 3.02 Number; Term of Office. The number of directors shall be at least one and not more than ten, provided that the minimum or maximum number or both may be increased or decreased from time to time by an amendment to these Bylaws. Subject to any provision in the Articles of Organization fixing the number of directors, the exact number of directors shall be fixed, within such range, by a majority of the entire Board of Directors. Each director shall hold office until a successor is duly elected and qualified or until the director's earlier death, resignation, disqualification, or removal.

Section 3.03 Newly Created Directorships and Vacancies. Any newly created directorships resulting from an increase in the authorized number of directors and any vacancies occurring in the Board of Directors, shall be filled solely by the affirmative votes of a majority of the remaining members of the Board of Directors, although less than a quorum, or by a sole remaining director. A director so elected shall be elected to hold office until the earlier of the expiration of the term of office of the director whom he or she has replaced, a successor is duly elected and qualified, or the earlier of such director's death, resignation or removal.

Section 3.04 Resignation. Any director may resign at any time by notice given in writing or by electronic transmission to the Corporation. Such resignation shall take effect at the date of receipt of such notice by the Corporation or at such later time as is therein specified. Verbal resignation shall not be deemed effective until confirmed by the director in writing or by electronic transmission to the Corporation.

Section 3.05 Removal. Except as prohibited by applicable law or the Certificate of Incorporation, the stockholders entitled to vote in an election of directors may remove any director from office at any time, with or without cause, by the affirmative vote of a majority in voting power thereof.

Section 3.06 Fees and Expenses. Directors shall receive such fees and expenses as the Board of Directors shall from time to time prescribe.

Section 3.07 Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such times and at such places as may be determined from time to time by the Board of Directors or its chairman.

Section 3.08 Special Meetings. Special meetings of the Board of Directors may be held at such times and at such places as may be determined by the chairman or the President on at least 24 hours' notice to each director given by one of the means specified in Section 3.11 hereof other than by mail or on at least three days' notice if given by mail. Special meetings shall be called by the chairman or the president in like manner and on like notice on the written request of any two or more directors.

Section 3.09 Telephone Meetings. Board of Directors or Board of Directors committee meetings may be held by means of telephone conference or other communications equipment by means of which all persons participating in the meeting can hear each other and be heard.

Participation by a director in a meeting pursuant to this Section 3.09 shall constitute presence in person at such meeting.

Section 3.10 Adjourned Meetings. A majority of the directors present at any meeting of the Board of Directors, including an adjourned meeting, whether or not a quorum is present, may adjourn and reconvene such meeting to another time and place. At least 24 hours' notice of any adjourned meeting of the Board of Directors shall be given to each director whether or not present at the time of the adjournment, if such notice shall be given by one of the means specified in Section 3.11 hereof other than by mail, or at least three days' notice if by mail. Any business may be transacted at an adjourned meeting that might have been transacted at the meeting as originally called.

Section 3.11 Notices. Subject to Section 3.08, Section 3.10, and Section 3.12 hereof, whenever notice is required to be given to any director by applicable law, the Certificate of Incorporation, or these bylaws, such notice shall be deemed given effectively if given in person or by telephone, mail addressed to such director at such director's address as it appears on the records of the Corporation, facsimile, email, or by other means of electronic transmission.

Section 3.12 Waiver of Notice. Whenever notice to directors is required by applicable law, the Certificate of Incorporation, or these bylaws, a waiver thereof, in writing signed by, or by electronic transmission by, the director entitled to the notice, whether before or after such notice is required, shall be deemed equivalent to notice. Attendance by a director at a meeting shall constitute a waiver of notice of such meeting except when the director attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business on the ground that the meeting was not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special Board of Directors or committee meeting need be specified in any waiver of notice.

Section 3.13 Organization. At each meeting of the Board of Directors, the chairman or, in his or her absence, another director selected by the Board of Directors shall preside. The secretary shall act as secretary at each meeting of the Board of Directors. If the secretary is absent from any meeting of the Board of Directors, an assistant secretary shall perform the duties of secretary at such meeting; and in the absence from any such meeting of the secretary and all assistant secretaries, the person presiding at the meeting may appoint any person to act as secretary of the meeting.

Section 3.14 Quorum of Directors. Except as otherwise permitted by the Certificate of Incorporation, these bylaws, or applicable law, the presence of a majority of the Board of Directors shall be necessary and sufficient to constitute a quorum for the transaction of business at any meeting of the Board of Directors.

Section 3.15 Action by Majority Vote. Except as otherwise expressly required by these bylaws, the Certificate of Incorporation, or by applicable law, the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 3.16 Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all directors or members of such committee, as the case may be, consent thereto in writing or by electronic transmission, and the writings or electronic transmissions are filed with the minutes of proceedings of the Board of Directors or committee in accordance with applicable law.

Section 3.17 Committees of the Board of Directors. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. If a member of a committee shall be absent from any meeting, or disqualified from voting thereat, the remaining member or members present at the meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent permitted by applicable law, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers that may require it to the extent so authorized by the Board of Directors. Unless the Board of Directors provides otherwise, at all meetings of such committee, a majority of the then authorized members of the committee shall constitute a quorum for the transaction of business, and the vote of a majority of the members of the committee present at any meeting at which there is a quorum shall be the act of the committee. Each committee shall keep regular minutes of its meetings. Unless the Board of Directors provides otherwise, each committee designated by the Board of Directors may make, alter, and repeal rules and procedures for the conduct of its business. In the absence of such rules and procedures each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to this Article III.

ARTICLE IV
OFFICERS

Section 4.01 Positions and Election. The officers of the Corporation shall be elected annually by the Board of Directors and shall include a president, a treasurer, and a secretary. The Board of Directors, in its discretion, may also elect a chairman (who must be a director), one or more vice chairmen (who must be directors), and one or more vice presidents, assistant treasurers, assistant secretaries, and other officers. Any two or more offices may be held by the same person.

Section 4.02 Term. Each officer of the Corporation shall hold office until such officer's successor is elected and qualified or until such officer's earlier death, resignation, or removal. Any officer elected or appointed by the Board of Directors may be removed by the Board of Directors at any time, with or without cause, by the majority vote of the members of the Board of Directors then in office. The removal of an officer shall be without prejudice to his or her contract rights, if any. The election or appointment of an officer shall not of itself create contract rights. Any officer of the Corporation may resign at any time by giving written notice of his or her resignation to the president or the secretary. Any such resignation shall take effect at the time specified therein or, if the time when it shall become effective shall not be specified therein, immediately upon its receipt. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. Should any vacancy occur among the officers, the position shall be filled for the unexpired portion of the term by appointment made by the Board of Directors.

Section 4.03 The President. The president shall have general supervision over the business of the Corporation and other duties incident to the office of president, and any other duties as may be from time to time assigned to the president by the Board of Directors and subject to the control of the Board of Directors in each case.

Section 4.04 Vice Presidents. Each vice president shall have such powers and perform such duties as may be assigned to him or her from time to time by the chairman of the Board of Directors or the president.

Section 4.05 The Secretary. The secretary shall attend all sessions of the Board of Directors and all meetings of the stockholders and record all votes and the minutes of all proceedings in a book to be kept for that purpose, and shall perform like duties for committees when required. He or she shall give, or cause to be given, notice of all meetings of the stockholders and meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or the president. The secretary shall keep in safe custody the seal of the Corporation and have authority to affix the seal to all documents requiring it and attest to the same.

Section 4.06 The Treasurer. The treasurer shall have the custody of the corporate funds and securities, except as otherwise provided by the Board of Directors, and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the president and the directors, at the regular meetings of the Board of Directors, or whenever they may require it, an account of all his or her transactions as treasurer and of the financial condition of the Corporation.

Section 4.07 Duties of Officers May Be Delegated. In case any officer is absent, or for any other reason that the Board of Directors may deem sufficient, the president or the Board of Directors may delegate for the time being the powers or duties of such officer to any other officer or to any director.

ARTICLE V
STOCK CERTIFICATES AND THEIR TRANSFER

Section 5.01 Certificates Representing Shares. The shares of stock of the Corporation shall be represented by certificates; provided that the Board of Directors may provide by resolution or resolutions that some or all of any class or series shall be uncertificated shares that may be evidenced by a book-entry system maintained by the registrar of such stock. If shares are represented by certificates, such certificates shall be in the form, other than bearer form, approved by the Board of Directors. The certificates representing shares of stock of each class shall be signed by, or in the name of, the Corporation by any two authorized officers of the Corporation. Any or all such signatures may be facsimiles. Although any officer, transfer agent, or registrar whose manual or facsimile signature is affixed to such a certificate ceases to be such officer, transfer agent, or registrar before such certificate has been issued, it may nevertheless be issued by the Corporation with the same effect as if such officer, transfer agent, or registrar were still such at the date of its issue.

Section 5.02 Transfers of Stock. Stock of the Corporation shall be transferable in the manner prescribed by law and in these bylaws. Transfers of stock shall be made on the books of the Corporation only by the holder of record thereof, by such person's attorney lawfully constituted in writing and, in the case of certificated shares, upon the surrender of the certificate thereof, which shall be cancelled before a new certificate or uncertificated shares shall be issued. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing from and to whom transferred. To the extent designated by the president or any vice president or the treasurer of the Corporation, the Corporation may recognize the transfer of fractional uncertificated shares, but shall not otherwise be required to recognize the transfer of fractional shares.

Section 5.03 Transfer Agents and Registrars. The Board of Directors may appoint, or authorize any officer or officers to appoint, one or more transfer agents and one or more registrars.

Section 5.04 Lost, Stolen, or Destroyed Certificates. The Board of Directors may direct a new certificate or uncertificated shares to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen, or destroyed upon the making of an affidavit of that fact by the owner of the allegedly lost, stolen, or destroyed certificate. When authorizing such issue of a new certificate or uncertificated shares, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of the lost, stolen, or destroyed certificate, or the owner's legal representative to give the Corporation a bond sufficient to indemnify it against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen, or destroyed or the issuance of such new certificate or uncertificated shares.

Section 5.05 Drag-along.

(a) A "Sale of the Corporation" shall mean either: (a) a transaction or series of related transactions in which a person, or a group of related persons, acquires from stockholders of the Corporation shares representing more than 50% of the outstanding voting power of the Corporation (a "Stock Sale") or (b) a transaction that qualifies as a Deemed Liquidation Event, as determined by the Corporation's Board of Directors. A "Deemed Liquidation Event" shall be deemed to be occasioned by, or to include, (i) the acquisition of the Corporation by another entity by means of any transaction or series of related transactions to which the Corporation is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than a transaction or series of transactions in which the holders of the voting securities of the Corporation outstanding immediately prior to such transaction retain, immediately after such transaction or series of transactions, as a result of shares in the Corporation held by such holders prior to such transaction, at least a majority of the total voting power represented by the outstanding voting securities of the Corporation or such other surviving or resulting entity (or if the Corporation or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); (ii) a sale, exclusive license, transfer, lease or other disposition of all or substantially all of the assets of the Corporation and its subsidiaries taken as a whole by means of any transaction or series of related transactions, except where such sale, exclusive license, transfer, lease other disposition is to a wholly-owned subsidiary of the Corporation; or (iii) any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

(b) In the event that the Corporation's Board of Directors and the requisite vote of the outstanding classes of stock entitled to vote on such matter approve a Sale of the Corporation, the stockholders hereby agrees with respect to the shares and the voting rights of the stockholder, if any:

a. in the event such transaction is to be brought to a vote at a stockholder meeting and to the extent any vote is solicited from stockholder, after receiving proper notice of any meeting of stockholders of the Corporation, to vote on the approval of a Sale of the Corporation, to be present, in person or by proxy, as a holder of shares of voting securities, at all such meetings and be counted for the purposes of determining the presence of a quorum at such meetings;

b. to vote (to the extent any vote is solicited from stockholder) (in person, by proxy or by action by written consent, as applicable) the shares in favor of such Sale of the Corporation and in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Corporation to consummate such Sale of the Corporation;

c. to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Corporation;

d. to execute and deliver all related documentation and take such other action in support of the Sale of the Corporation as shall reasonably be requested by the Corporation or the Requisite Parties;

e. if the Sale of the Corporation is structured as a stock sale, to sell the same proportion of the shares as is being sold by the Requisite Parties, and on the same terms and conditions as the Requisite Parties;

f. not to deposit, and to cause the stockholder's affiliates not to deposit the shares owned by the stockholder affiliate in a voting trust or subject the shares to any arrangement or agreement with respect to the voting of the shares, unless specifically requested to do so by the acquirer in connection with the Sale of the Corporation; and

g. if the consideration to be paid in exchange for the shares pursuant to this Section 5.05 includes any securities and due receipt thereof by the stockholder would require under applicable law (i) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities or (ii) the provision to the stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the shares Act, the Corporation may cause to be paid to the stockholder in lieu thereof, against surrender of the shares which would have otherwise been sold by the stockholder, an amount in cash equal to the fair value (as determined in good faith by the Corporation) of the securities which the stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the shares.

ARTICLE VI
INDEMNIFICATION

Section 6.01 Indemnification Generally. The Corporation shall indemnify, advance expenses, and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a "**Covered Person**") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**"), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except for claims for indemnification (following the final disposition of such Proceeding) or advancement of expenses not paid in full, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board of Directors of the Corporation. Any amendment, repeal or modification of this Section 6.01 shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

ARTICLE VII
GENERAL PROVISIONS

Section 7.01 Fiscal Year. The fiscal year of the Corporation shall begin on date of incorporation and end on December 31 of each year.

Section 7.02 Checks, Notes, Drafts, Etc. All checks, notes, drafts, or other orders for the payment of money of the Corporation shall be signed, endorsed, or accepted in the name of the Corporation by such officer, officers, person, or persons as from time to time may be designated by the Board of Directors or by an officer or officers authorized by the Board of Directors to make such designation.

Section 7.03 Dividends. Subject to applicable law and the Certificate of Incorporation, dividends upon the shares of capital stock of the Corporation may be declared by the Board of Directors at any regular or special meeting of the Board of Directors. Dividends may be paid in cash, in property, or in shares of the Corporation's capital stock, unless otherwise provided by applicable law or the Certificate of Incorporation.

Section 7.04 Conflict with Applicable Law or Certificate of Incorporation. These bylaws are adopted subject to any applicable law and the Certificate of Incorporation. Whenever these bylaws may conflict with any applicable law or the Certificate of Incorporation, such conflict shall be resolved in favor of such law or the Certificate of Incorporation.

ARTICLE VIII
AMENDMENTS

Section 8.01 Amendments. These bylaws may be adopted, amended, or repealed or new bylaws adopted by the Board of Directors.